

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 26, 2007

Father Gregory Ofiesh
President
Franklin Lake Resources, Inc.
172 Starlite Street
San Francisco, CA 94080

>   **Re: Franklin Lake Resources, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended October 31, 2006**
>   **Filed January 29, 2007**
>   **Response Letter Dated May 7, 2007**
>   **File No. 0-21812**

Dear Father Ofiesh:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

DRAFT Form 10-KSB for Fiscal Year Ended October 31, 2006

General

1.   Please submit your letter of correspondence to us dated May 7, 2007 on EDGAR.

2.   In your next response, please provide the representations regarding the adequacy and accuracy of your disclosures requested at the end of this letter.

3.   Where comments on one section or document impact parallel disclosure in another, make corresponding changes to all affected sections and documents.

4.   Please include an explanatory paragraph at the forefront of your amended filing document to briefly explain the reasons you are filing the amendment. Refer readers to specific locations within the filing where further details are presented.

Financial Statements

Report of Independent Registered Accounting Firm, page F-1

5.   We have read your response to prior comment one in our letter dated March 28, 2007. We continue to believe that you will need to re-label your cumulative inception-to-date information as unaudited or present in separate columns the periods which were audited and those which were unaudited, as it is inappropriate to combine audited and unaudited financial information in one column. If you wish to present the audited information separately from the unaudited information, you will need to include in your filing the audit reports for each period labeled as 'audited.' If you wish to re-label your cumulative inception-to-date information as unaudited, you will need to obtain a revised audit report from your current auditors.

Balance Sheets, page 2

6.   We reissue our prior comment 3 in our letter dated March 28, 2007. You have not revised the balance sheet line item, "Accumulated Deficit" in your draft amendment to the Form 10-KSB.

Statements of Operations, page F-3

7.   In your response to our prior comment 4 in our letter dated March 28, 2007 you state that management elected to recognize the entire gain on the sale-leaseback transaction immediately. Unless you meet at least one of the conditions outlined in paragraph 33 of SFAS 13, as amended by SFAS 28, you should have deferred the gain on the sale in accordance with paragraph 32 of SFAS 13, as amended. Please comply with this guidance and amend your financial statements as necessary.

In addition, the sale-leaseback agreement appears to represent a material contract that should be filed as an exhibit. Refer to Item 601(b)(10) of Form SB-2.

Note 6 – Stock Options and Warrants, page F-13

8.   We note the proposed disclosure you intend to include in an amendment to your filing to comply with prior comment five in our letter dated March 28, 2007. Please submit to us your analysis that shows how you computed compensation cost under the fair value based method for period ended October 31, 2006 and 2005. Generally we would expect compensation cost computed under a fair value based method to differ from compensation cost computed under the intrinsic value method. Explain to us how you concluded there is no difference in these two amounts for the period ended October 31, 2006.

Note 9 – Purchase of Water Rights, page F-15

9.   We have read your response to prior comment two in our letter dated March 28, 2007, and note the disclosure you propose to include in an amendment to your Form 10-KSB to explain the origin of the Water Rights asset balance. Please tell us whether the agreement you entered into on May 19, 2006 obligated you to pay the property holder $25,000 and whether you held title to all the water rights as of October 31, 2006. Generally a liability exists only when the following characteristics, as further outlined in paragraph 36 of CON 6, are present:

- It is a present obligation that entails settlement by probable future transfer or use of cash, goods, or services.

- It is an unavoidable obligation.

- The transaction or other event creating the obligation has already occurred.

Within your response explain to us how the liability you have recognized in the amount of $18,750 exhibits these characteristics. To the extent the terms of the agreement gave you the option to purchase the water rights for a specified price and title to the water rights had not been transferred to you, we would expect your balance sheet as of October 31, 2006 to only reflect as an asset the down payment amount made to the property holder.

Finally, we note you account for the water rights as an intangible asset. Please comply with the disclosure requirements outlined in paragraphs 44 and 45 of SFAS 142.

Exhibits

10.   Please identify the certifying officer by name in the introductory statement of the certification.

<u>Draft Form 10-QSB for the Period Ended January 31, 2007</u>

<u>Statement of Cash Flows, page 4</u>

11.   We note you have not complied with prior comment nine in our letter dated March 28, 2007. Please present a cumulative from inception statement of cash flows as required by paragraph 11a of SFAS 7.

<u>Note 2 – Significant Accounting Policies, page 5</u>

<u>(g) Stock Based Compensation, page 6</u>

12.   In your response to prior comment 10 in our letter dated March 28, 2007 you indicate it is your intent to amend the financial statements included in your Form 10-QSB for the interim period ended January 31 2007 to reflect the adoption of SFAS 123R. Please provide the disclosures outlined in paragraphs 64, 65 and 84 of SFAS 123R in the notes to these interim period financial statements as well. Refer to SAB Topic 14:H for further guidance.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief